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                            PETER KIEWIT SONS', INC.
                                  KIEWIT PLAZA
                             OMAHA, NEBRASKA 68131
                                 (402) 342-2052

                           [PETER KIEWIT SONS' LOGO]

Dear Kiewit Debentureholders:

     Peter Kiewit Sons', Inc. is offering holders of its outstanding convertible debentures the opportunity to exchange their Kiewit debentures for (1) Kiewit Materials Company debentures convertible into Materials common stock; or (2) both shares of Materials common stock and new reduced principal amount Kiewit debentures convertible into shares of Kiewit common stock. Kiewit Materials Company is a wholly owned subsidiary of Kiewit.

     The debenture exchange offer is being made in connection with a proposal by Kiewit to separate its construction and its materials businesses into two separate, independent companies by distributing shares of Materials common stock to Kiewit stockholders in a spin-off that is intended to be tax-free for U.S. federal income tax purposes.


     Kiewit is also offering Kiewit stockholders who are Materials employees the opportunity to exchange their shares of Kiewit common stock for shares of Materials common stock with an equal value.



     After the completion of the debenture exchange offer and the concurrent share exchange, Kiewit will distribute the shares of Materials common stock it then holds as a dividend on a pro rata basis to holders of Kiewit common stock in the spin-off.



     Following completion of the spin-off, Materials will own and operate Kiewit's materials business. Christopher J. Murphy will be the Chief Executive Officer and President of United Metro.


     Holders of Kiewit convertible debentures who exchange their debentures for Materials debentures will receive Materials debentures in the same principal amount, bearing interest at the same rate as the Kiewit convertible debentures for which they were exchanged. The Materials debentures will be convertible into shares of Materials common stock with an initial aggregate formula price equal to the aggregate formula price of the Kiewit common stock into which the holder's Kiewit debentures were convertible. The Materials debentures will be convertible into shares of Materials common stock during the same period that the Kiewit debentures were convertible into shares of Kiewit common stock. The Materials debentures will also be convertible in other limited circumstances.


     Holders of Kiewit convertible debentures who exchange their debentures for Materials common stock and new reduced principal amount Kiewit convertible debentures will receive: (1) new reduced principal amount Kiewit debentures, bearing interest at the same rate as the Kiewit convertible debentures for which they were exchanged; and (2) shares of Materials common stock. The new Kiewit debentures will be convertible into the same number of shares of Kiewit common stock as the original Kiewit debenture and during the same period that the original Kiewit debenture was convertible The principal amount of the new Kiewit debenture will be the principal amount of the holder's original Kiewit debenture less the initial formula price of the Materials common stock received by the holder in the debenture exchange offer. The number of shares of Materials common stock the holder will receive will be equal to the number of shares that holder would have received had he or she converted his or her original Kiewit debenture prior to the spin-off and received the dividend of Materials common stock in the spin-off.

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     Whether you should participate in the debenture exchange offer and which option you should choose if you decide to participate in the offer depends on a number of factors, including whether you are a Materials employee or a Kiewit employee. Neither Kiewit nor Materials nor any of their respective directors makes any recommendation as to whether you should tender your Kiewit debentures. You must make your own decision after reading the enclosed offering circular-prospectus and consulting with your advisors based on your own financial position and requirements.


                                          Sincerely,

                                          KENNETH E. STINSON
                                          Chairman of the Board and President

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